Exhibit 99.2

ARRIS RESOURCES INC.

FORM 51-101F2

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES

EVALUATOR

This is the form referred to in item 2 of section 2.1 of National

Instrument 51-101 Standards of Disclosure for Oil and Gas

Activities (“NI 51-101”). Terms to which a meaning is ascribed in

NI 51-1-1 have the same meaning in this form.

Report on Reserves Data

This Form 51-101F2 report is filed concurrently with Forms 51-101F1 and 51-101F3. This is a nil and blank report because the Company is an exploration stage company and has no oil and gas reserves to report.

Dated effective December 31, 2008.